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                                                               EXHIBIT (2)(b)(3)


                                DEED OF AMENDMENT

This deed of amendment, hereinafter referred to as the "Deed of Amendment", is entered into on this second day of September 1999 by and among

1.       RELIANT ENERGY WHOLESALE HOLDINGS (EUROPE) INC.,
           a company incorporated under the laws of the State of Delaware, USA, having its principal offices at 1111 Louisiana, Houston, Texas, United States of America, herein represented by Charles M. Oglesby, hereinafter referred to, together with any successors and permitted assignees, as the "New Partner";

           and

2.       PROVINCIE NOORD HOLLAND
           having its seat at Haarlem, the Netherlands, herein represented by [N. Klijn], hereinafter referred to as the "Province of North Holland";

           and

3.       GEMEENTE AMSTERDAM
           having its seat at Amsterdam, the Netherlands, herein represented by [G. ter Horst], hereinafter referred to as the "City of Amsterdam";

           and

4.       PROVINCIE UTRECHT,
           having its seat at Utrecht, the Netherlands, herein represented by [D.H. Kok], hereinafter referred to as the "Province of Utrecht";

           and

5.       GEMEENTE UTRECHT,
           having its seat at Utrecht, the Netherlands, herein represented by [H.H.W. Kernkamp], hereinafter referred to as the "Municipality of Utrecht";

           and



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6.       N.V. PROVINCIAAL EN GEMEENTELIJK UTRECHTS
         STROOMLEVERINGSBEDRIJF
           having its registered office at Utrecht, the Netherlands, herein represented by [M. ten Klooster], hereinafter referred to as "Pegus";

           and

7.       RELIANT ENERGY, INCORPORATED,
           a company incorporated under the laws of the State of Texas, United States of America, with its principal offices located at 1111 Louisiana, Houston, Texas USA, herein represented by [Charles M. Oglesby], hereinafter referred to as "Ultimate Parent 1";

           and

8.       RELIANT ENERGY POWER GENERATION, INC.,
           a company incorporated under the laws of the State of Delaware, United States of America, with its principal offices at 1111 Louisiana, Houston, Texas, United States of America, herein represented by Charles M. Oglesby, hereinafter referred to as the "Ultimate Parent 2"

           and

9.       N.V. ENERGIEPRODUKTIEBEDRIJF UNA
           having its registered office at Utrecht, the Netherlands, herein represented by [P. Koppen de Neve], hereinafter referred to as the "Company";




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(The New Partner, Province of North Holland, City of Amsterdam, Pegus, Province
of Utrecht, City of Utrecht, Ultimate Parent 1, Ultimate Parent 2 and the Company hereinafter collectively referred to as the "Parties" and each individually as a "Party").

WHEREAS:

A. The Parties have entered into the Partnership Agreement (the "Partnership Agreement"), the Share Purchase Agreement ("Share Purchase Agreement"), and the Share Subscription Agreement ("Share Subscription Agreement"), each dated as of March 29, 1999 (the Partnership Agreement, Share Purchase Agreement, Share Subscription Agreement and any agreement pursuant thereto, including all schedules and annexes, as amended, collectively being referred to herein as the "Partnership Documentation");

B. Pursuant to the Partnership Documentation, the Existing Partners and the Company have requested that the Minister of Economic Affairs ("MEA") approve the transactions contemplated by the Partnership Documentation on or prior to September 3, 1999; and

C. In order to obtain the approval of the MEA, the Parties have agreed to amend certain provisions in the Partnership Documentation on the terms and conditions set forth in this Deed of Amendment, while preserving the other terms and conditions of the Partnership Documentation, which other terms and conditions shall, to the extent not amended by this Deed of Amendment, continue in full force and effect.

IT IS HEREBY AGREED AS FOLLOWS:

         ARTICLE 1 - DEFINITIONS

         Capitalized terms used in this Deed of Amendment and not otherwise defined in this Deed of Amendment shall have the meanings ascribed to them in Schedule 1.1, as amended pursuant to this Deed of Amendment, to the Partnership Agreement, except as the context may otherwise require.

         ARTICLE 2 - AMENDMENTS TO PARTNERSHIP AGREEMENT.

         2.1 The Parties agree to amend the Partnership Agreement as set forth in this Article 2.

         2.2 Article 11.8 of the Partnership Agreement shall be amended to read in its entirety as follows:

                  11.8 Resolutions of the General Meeting with respect to the settlement of Stranded Costs can only be adopted with the Simple Majority of the Existing Partners.



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         2.3      Article 13.1 shall be amended by the adding of the following phrase at the beginning of the first sentence:

                  "Except as otherwise provided in the Share Purchase
                  Agreement,"

         2.4 Article 20.1 of the Partnership Agreement shall be amended to read in its entirety as follows:

                  20.1 Until the Third Completion Date, and unless pursuant to this Partnership Agreement (including Article 20.2) and the Share Purchase Agreement, the Shareholders shall not sell, transfer, pledge, encumber or otherwise dispose of any Shares to a third party without the Unanimous Approval of the other Shareholders.

         2.5 Article 20.4 of the Partnership Agreement shall be amended to read in its entirety as follows:

                  20.4 The Ultimate Parent 2 shall not sell, transfer, pledge, encumber or otherwise dispose of any shares in the share capital of the New Partner to a third party without the Unanimous Approval of the other Shareholders, provided however that the aforesaid restriction shall not apply to (i) any sale or transfer of the shares in the share capital of the New Partner to an Affiliate of Ultimate Parent 2 subject to the condition precedent that such Affiliate shall assume the obligations of the New Partner to this Partnership Agreement and any agreement pursuant thereto or (ii) any pledge by Ultimate Parent 2 of all or any portion of its ownership interest in New Partner to an Affiliate of Ultimate Parent 2 pursuant to a pledge agreement, in form and substance reasonably satisfactory to the Existing Partners, which pledge shall be, to the extent it relates to shares in New Partner also pledged for the benefit of the Existing Partners, subordinate to such pledge in favor of the Existing Partners made pursuant to Article 2.3 of this Share Purchase Agreement, and provided further, that at such time as New Partner and its Affiliates have acquired at least 75% of the issued and outstanding Shares, Ultimate Parent 2 and its subsidiaries may pledge or encumber the share capital of the New Partner to a third party and the other Shareholders hereby agree and consent to any such pledge or encumbrance, any transfer to the pledgee and any transfer by the pledgee to any other Person.

         2.6 Schedule 1.1 (Definitions) to the Partnership Agreement shall be amended as set forth below:



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                  2.6.1    The following definitions shall be deleted:

                                    Adjustment Principles
                                    Date of Payment
                                    Definitive Stranded Costs
                                    Estimated Stranded Costs
                                    Existing Partners Accountant
                                    Expected Allocation
                                    New Partner's Accountant
                                    Statement

                  2.6.2 The following definitions shall be added, in alphabetical order:

                           "Second Tranche Option Date" shall be the date on which the Existing Partners and/or the Company shall have obtained all required consents necessary for the Completion of the Second Tranche Shares and the Third Tranche Shares. The date of the Second Tranche Option Date shall be no later than 1 November 1999. The Existing Partners and/or the Company shall promptly provide notice to the New Partner when such consents have been obtained).

                  2.6.3 The definition of "Stranded Costs" shall be amended to read in its entirety as follows:

                           "Stranded Costs" shall mean the costs pertaining to all obligations entered into prior to the withdrawal of the Electricity Act of 1989 by the naamloze vennootschap Samenwerkende
                           Elektriciteitsproduktiebedrijven (SEP) and/or the Dutch electricity production companies in relation to the Agreement of Cooperation (OvS) net of the Company's share of (i) any contributions to SEP as defined in Article 77(d) of the Bill dated as of June 3, 1999, amending, the Electricity Act of 1998 and any other contributions by the Dutch government to the Companies with respect to the aforementioned obligations pursuant to this Bill or any regulation or resolution pursuant thereto (the "Act"), (ii) the sum of the value of the (financial and non-financial) assets of SEP as realized either through the transfer to the Companies or distribution of proceeds from the sale of such assets or (iii) the final dividend distributed by SEP following the effective dissolution of SEP pursuant to the termination of the OvS. The adjustments in (ii) and (iii) above shall be reduced for purposes of this definition by NLG 125 million (in words one hundred and twenty five million Dutch Guilders). "Stranded Costs" shall also include "Legal Action Stranded Costs". These costs or obligations include, without limiting the generality of the foregoing,



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                  more specifically the realization of the district heating
                  projects, the construction and exploitation of the experimental coal gasification installation "Demkolec" in Buggenum, the import of electricity from France and Germany and of electricity and gas from Norway and the construction of an electricity transportation link between the Netherlands and Norway. The assets of SEP include but are not limited to TenneT and Demkolec.

         2.7 Schedule 18.2 (First Completion Actions) and Schedule 7.2.a, respectively, to the Partnership Agreement shall be amended as set forth below.

                  2.7.1 The Company and the Existing Partners shall execute and enter into the Escrow Agreement attached as Appendix A (as defined in Section 9.4 of the Share Purchase Agreement, as amended).

                  2.7.2 A new Section 1.1.19 shall be added to the First Completion Conditions that shall read as follows:

                           The Existing Partners shall irrevocably instruct the Notary in writing to arrange for the payment to the Escrow Account of NLG 450 million of the First Purchase Price to be received from Reliant Energy Wholesale (Europe) CV to the Escrow Account.

         2.8 A new Section [ ] shall be added to the Second Completion Conditions that shall read as follows:

                           The Existing Partners shall irrevocably instruct the Notary in writing to arrange for payment to the Escrow Account of NLG 450 million of the Second Purchase Price to be received from Reliant Energy Wholesale (Europe) CV to the Escrow Account.

         ARTICLE 3 - AMENDMENTS TO THE SHARE SUBSCRIPTION AGREEMENT

         3.1 The Parties agree to amend the Share Subscription Agreement as set forth in this Article 3.

         3.2 Article 13.1 of the Share Subscription Agreement shall be amended to read in its entirety as follows.

                  13.1 If the Partnership Agreement is terminated in accordance with article 22 of the Partnership Agreement, this Share Subscription Agreement shall terminate in accordance with its terms, except that the provisions of Article 12 shall continue to apply in accordance with the terms thereof.



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         3.3      The word "Purchase" appearing in Article 14.1 of the Share
                  Subscription Agreement shall be deleted and be replaced with the word "Subscription".

         ARTICLE 4 - AMENDMENTS TO THE SHARE PURCHASE AGREEMENT

         4.1 The Parties agree to amend the Share Purchase Agreement as set forth in this Article 4.

         4.2 Article 2.1.2 of the Share Purchase Agreement shall be amended to read in its entirety as follows:

                  2.1.2 Subject to the Second Completion Conditions, the Existing Partners hereby sell to the New Partner, and the New Partner hereby purchases, from the Existing Partners such number of Shares as is required to provide the New Partner with a majority interest of 52% (in words: fifty two percent), in the issued and outstanding share capital of the Company, whereby each Existing Partner sells to the New Partner one third of such number of Shares (the "Second Tranche Shares").

         4.3 Article 2.3 of the Share Purchase Agreement shall be amended by adding at the end thereof the following:

                  Ultimate Parent 2 may also grant a second pledge with respect to all or any portion of its ownership interest in New Partner to an Affiliate of Ultimate Parent 2, which second pledge shall be, to the extent it relates to shares in New Partner also pledged for the benefit of the Existing Partners pursuant to this Article 2.3, subordinate to such pledge in favor of the Existing Partners on terms reasonably satisfactory to the Existing Partners.

         4.4 Article 6.1.2 of the Share Purchase Agreement shall be amended to read in its entirety as follows:

                  6.1.2 the Completion of the Second Tranche Shares shall take place on a Business Day after the Second Tranche Option Date as specified in a written notice delivered by the New Partner to the Existing Partners, which notice shall be delivered at least 5 Business Days prior to the proposed date of the Completion of the Second Tranche Shares. The Completion of the Second Tranche Shares shall occur no later than 1 December 1999.

         4.5 Article 6.1.3 of the Share Purchase Agreement, shall be amended to read in its entirety as follows:



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                  6.1.3    the Completion of the Third Tranche Shares, shall
                           take place in the following manner:

                           (i) On the Second Completion Date, each Existing Partner may, at its option and by delivery of written notice to the New Partner, to elect to sell all, but not part, of its remaining Shares to the New Partner, such closing to occur on March 1, 2000; or

                           (ii) If an Existing Partner does not exercise its option to sell its Third Tranche Shares pursuant to Article 6.1.3(i) above, then such Existing Partner may sell its Third Tranche Shares after the Second Completion Date pursuant to the delivery of a Request subject to Article 6.1.4 of the Share Purchase, such closing to occur within 60 (in words: sixty) Business Days of such Request, but in no event later than 31 December 2006 (the "Third Completion Date").

         4.6 Article 6.1.4 of the Share Purchase Agreement shall be amended and restated in its entirety as follows:

                  6.1.4 The Request referred to in Article 6.1.3(ii) shall be submitted to the New Partner at least 120 (in words: one hundred twenty) days prior to the Third Completion Date or 60 (in words: sixty) days after the Third Completion Conditions have been fulfilled or waived by the Party to whose benefit these Completion Conditions inure, whichever is later.

         4.7 Schedule 2.2.2 of the Share Purchase Agreement shall be amended to provide for an increase in the aggregate Purchase Price for the Second Tranche Shares equal to the sum of NLG 500 million (in words: five hundred million Dutch Guilders) which shall be paid by the New Partner to the Existing Partners on the Second Completion Date.

         4.8 Article 9 of the Share Purchase Agreement (including the Schedules) shall be amended to read in its entirety as follows:

                  ARTICLE  9 STRANDED COSTS

                  9.1 The Existing Partners covenant and agree that they will indemnify the Companies (collectively, the Indemnified Parties) against, and hold each Indemnified Party harmless from and in respect of, all Stranded Costs not in excess of the Indemnification Amount. Until the Second Completion Date, the Indemnification Amount shall be equal to the amount as shall be received by the Indemnifying Parties on the First Completion Date (directly in escrow). Effective the Second Completion Date, the Indemnification Amount



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                           shall be increased up to the amount of NLG 1.400
                           million (in words: one billion four hundred million Dutch Guilders).

                  9.2 All claims for indemnification under this Article 9 shall be asserted as follows in this Article 9.2.

                           (a) An Indemnified Party shall promptly notify the Existing Partners from whom indemnification is sought under this Article 9 (for purposes of this Article 9, the "Indemnifying Parties") of any Stranded Cost that it believes to be for its account (such determination, a "Stranded Cost Determination" and such notice, a "Stranded Cost Claim Notice"). Any Stranded Cost Claim Notice shall include an estimate, to the extent feasible, of the amount of Stranded Costs for which the Company believes it is obligated (which estimate shall not be conclusive of the final amount of that claim): provided, however, that the failure to promptly deliver a Stranded Cost Claim Notice shall not relieve the Indemnifying Parties of their obligations to the Indemnified Party with respect to Stranded Costs. Within 15 days after receipt of any Stranded Cost Claim Notice (the "Election Period"), the Indemnifying Parties shall notify the Indemnified Party whether the Indemnifying Parties desire, at the sole cost and expense of the Indemnifying Parties, to contest or challenge the validity of the relevant Stranded Cost Determination. For purposes of this Article 9, the Indemnifying Parties shall act jointly and not separately. If the Indemnifying Party shall fail to notify the Indemnified Party that it desires to contest or challenge the Stranded Cost Determination, the Indemnifying Party shall pay the amount of Stranded Costs covered by the relevant Stranded Cost Determination.

                           (b) If the Indemnifying Parties notify the Indemnified Party within the Election Period that the Indemnifying Parties elect to contest or challenge the validity of the Stranded Cost Determination, then the Indemnifying Parties shall have the right to contest or challenge on behalf of the Indemnified Parties the validity, at their sole cost and expense, that Stranded Cost Determination by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Parties to a final conclusion or settled at the discretion of the Indemnifying Parties in accordance with this Article 9.2.

                           (c)      Notwithstanding Article 9.2(b), the
                                    Indemnifying Parties shall not have the
                                    right to contest or challenge the validity of a Stranded Cost Determination if, in the reasonable judgment of the Indemnified Party, pursuing such contest or challenge would (i) result in the loss



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                                    of any material rights or licenses of the
                                    Company or any of its Affiliates or (ii) result in any injunction or other governmental, judicial or arbitral directive being imposed on the Company or any of its Affiliates that materially interferes with the existing or proposed business of the Companies.

                           (d) The Indemnified Party will cooperate with the Indemnifying Parties in any contest to or challenge of a Stranded Cost Determination; provided, however, that the Indemnifying Parties shall not enter into any settlement with respect to any Stranded Cost Determination that (i) purports to limit the activities of, or otherwise restrict in any way, any Indemnified Party or any Affiliate of any Indemnified Party,
                                    (ii) results in any liens being imposed on the properties or assets of the Company or any of its Affiliates, (iii) impairs any material business relationship maintained by the Company or any of its Affiliates, (iii) results in penalties being owed by the Company or any of its Affiliates, (iv) results in the loss of any material rights or licenses of the Company or any of its Affiliates or (v) results in any injunction or other governmental, judicial or arbitral directive being imposed on the Company or any of its Affiliates that materially interferes with the existing or proposed business of the Company and its Affiliates or (vi) would involve amounts that exceed the amount of indemnity to which the Indemnified Parties are entitled under this
                                    Article 9 without the prior consent of that Indemnified Party. The Indemnified Party is hereby authorized, to file during the Election Period, with prior written consent of the Indemnifying Parties, any motion, answer or other instrument that the Indemnified Parties shall deem necessary or appropriate to protect its interests or those of the Indemnifying Parties. The Indemnified Parties may participate in, but not control, any defense or settlement of any Stranded Cost Determination controlled by the Indemnifying Parties pursuant to this
                                    Article 9.2.

                           (e) If the Indemnifying Parties (i), within the Election Period, fail to notify the Indemnified Party that the Indemnifying Parties elect to contest or challenge any Stranded Cost Determination or (ii) elect to contest or challenge a Stranded Cost Determination but fail diligently and promptly to contest, challenge or settle the Stranded Cost Determination, then the Indemnified Party shall have the right, but not the obligation, to contest or challenge, at the sole cost and expense of the Indemnifying Parties, the Stranded Cost Determination by all appropriate proceedings, which proceedings shall be promptly and vigorously prosecuted by the Indemnified Party to a final conclusion or settlement. The Indemnified Party shall have full



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                                    control of any such defense and proceedings.
                                    The Indemnifying Parties may participate in, but not control, any proceeding or settlement controlled by the Indemnified Party pursuant to this Article 9.2(e), and the Indemnifying Parties shall bear their own costs and expenses with respect to that participation.

                           (f) The Indemnified Parties shall not (i) enter into any definitive settlement agreement or
                                    (ii) waive any rights with respect to
                                    Stranded Costs without the prior written consent of the Indemnifying Parties.

                           (g) The Company shall keep the New Partner and the Existing Partners (i) fully informed of any actions taken by the Company with respect to settlement proposals with respect to Stranded Costs and (ii) shall provide the Existing Partners an opportunity to participate in any negotiations regarding the settlement of such costs. Subject to the limitations in Article 9.2(d), the Existing Partners shall be entitled to assume a primary role in such negotiations; provided, however, that (i) the Existing Partners first agree to designate a joint representative for that purpose and (ii) the Company shall be entitled to consent to the designation of such representative (which consent shall not be unreasonably withheld).

                           (h)      Payments of all amounts owing by an
                                    Indemnifying Party pursuant to this Article
                                    9 shall be made within 30 days after the date on which the Stranded Cost subject to the Stranded Cost Claim Notice shall have become final and binding on the Indemnifying Party and the Indemnified Parties. Any overdue payment under this Article 9 shall bear interest at the rate of Euribor + 2% per annum (based on a 360- day year) from (and including) the due date until (but excluding) the date the full payment is actually received by the Indemnified Parties. Any interest accrued pursuant to the preceding sentence shall be due and payable on the date the original amount owing is paid.

                  9.2a In the event that the Indemnified Parties shall have received any amounts pursuant to this Article 9 with respect to Stranded Cost, the Indemnified Parties shall utilise such amounts exclusively for the payment of the Stranded Costs concerned.

                  9.3 The obligations of each of the Indemnifying Parties under this Article 9 shall only be payable at 1/3 (in words: one-third) of the amounts due under this
                           Article 9. The contractual obligation to indemnify set forth in this Article 9 shall not be subject to limitations specified in Section 13.6 of the Share Purchase Agreement.



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                  9.4      Payment of any obligations, now existing or hereafter
                           accruing, of the Indemnified Parties under this
                           Article 9 shall be secured through an escrow account (the "Escrow Account") in form and substance satisfactory to the Indemnified Parties. The Existing Partners shall maintain such account through December 31, 2003. The maximum amount subject to these security arrangements shall be NLG 900 million (in words: nine hundred million Dutch Guilders) (the "Escrow Amount").

                  9.5 The Stranded Costs for district heating contracts which have been allocated to the Company pursuant to the Act shall be calculated only in accordance with the formulas set out in Appendix B and for the applicable heat sale volumes under each contract. The Company's Stranded Costs for import or other Stranded Cost contracts assigned to or assumed by the Company shall be calculated as the difference between the contract price and market price of the total volume for the period. The other Stranded Costs assets and liabilities assigned to the Company will be calculated on the basis of a valuation method to be agreed between the Indemnified Parties and the Indemnifying Parties. If no agreement can be reached within 20 days, an independent investment bank or accounting firm or similar expert shall be appointed by the Parties in order to carry out a valuation. If the parties are unable to reach an agreement on the basis of the advice from the independent expert, then the dispute will be decided by arbitration in accordance with the Dutch Arbitration Institute ("NAI").

                  9.6 With due observance of Article 9.7, a definitive and final amount will be determined for (i) district heating contracts on December 31, 2000, and (ii) import or other Stranded Costs contracts assigned or assumed by on December 31, 2002; unless the Existing Partners notify the Company that they will not seek to establish a final amount and (iii) other Stranded Costs assets and liabilities of the Company at the earlier of 30 days following the assignment or sale of such liabilities or assets or 31 December 2002.

                           9.6.1 The net present value of the district heating contracts shall be determined by discounting the yearly amounts as defined in Article 9.5 for the remaining years of the contract.

                           9.6.2 The net present value of the import and other Stranded Cost contracts shall be determined by discounting the yearly estimate of costs as defined in Article 9.5 for the remaining years of each contract, taking into account the price indexes, the flexibility of use and other optimisation opportunities arising from such contracts.

                           9.6.3 The value of the other Stranded Cost assets and liabilities other than the contracts described in Article 9.5 allocated to the Company, shall be calculated on



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                                     the basis of a valuation method to be
                                     agreed between the Indemnified Parties and the Indemnifying Parties. If no agreement can be reached within 20 days, an independent investment bank or accounting firm or similar expert shall be appointed by the Parties in order to carry out a valuation. If the parties are unable to reach an agreement on the basis of the advice from the independent expert, then the dispute will be decided by arbitration in accordance with the Dutch Arbitration Institute ("NAI").

                                     If no determination of Stranded Costs with respect to the foregoing contracts, assets or liabilities has been made that has become binding and definitive for the Company, the Parties will jointly designate an independent investment banking firm and/or other firm of international reputation having special expertise in the electric sector. For the purpose of calculating a net present value, a discount rate of 7% will be used. If the parties are unable to reach an agreement on the basis of the advice from the independent expert, then the dispute will be decided by arbitration in accordance with the Dutch Arbitration Institute ("NAI").

                                     Any changes or expenses incurred in
                                     connection with the investment banker's or independent experts' reviews shall be allocated 50% to the New Partner and 50% to the Existing Partners.

                  9.7 The Indemnification by the Indemnifying Parties pursuant to this Article 9 shall not be limited in time. Any agreements, arrangements or settlements between the Parties including those referred to in
                           Article 9.5 and 9.6 through 9.6.3 shall not affect in any way, whatsoever this Indemnification.

         4.9 Article 14.1 of the Share Purchase Agreement shall be amended by adding after the word "terms" and before the period the following:

         "except that the provisions of Article 9 and Article 13 shall continue to apply in accordance with the terms thereof"

         4.10 Article 13.7 of the Share Purchase Agreement shall be amended to read in its entirety as follows:

                  13.7 (a) The maximum amount of all payments required to be made by the Existing Partners under Article 9 of this Share Purchase Agreement shall not exceed NLG 1.4 billion (in words: one billion four hundred million Dutch Guilders).

                           (b) The maximum amount of all final awards of Damages payable by the Existing Partners with respect to breaches of the Warranties shall not exceed NLG 500 million (in words: five hundred million Dutch Guilders).

                           (c) The New Partner may elect by written notice to the Existing Partners to reallocate any unused portion of the NLG 500 million amount referred to under Article 13.7(b) to the Company rather than to the New Partner for use by the Company to offset the burden associated with Stranded Costs.

                           (d) Notwithstanding the foregoing, the following items shall not be included in any calculations under 13.7(a) or 13.7(b) above: (x) any payments to adjust the estimated First Purchase Price to the actual First Purchase Price to reflect changes in net debt and dividend payments as provided in Schedule 2.1.1,
                           (y) any requirements of an Existing Partner to pay expenses under the provisions of the Partnership Documentation including, but not limited to, articles
                           33.1 and 40.7 of the Partnership Agreement and articles 9.4 and 9.8.

         4.11 Article 13.8 of the Share Purchase Agreement shall be amended to read in its entirety as follows:

                  13.8 The New Partner shall not be entitled to make any claim against the Existing Partners for any Breach or Non-fulfilment unless notice in writing of such claim is given prior to 1 May immediately following the first full Fiscal Year of the Company after the First Completion Date except for a claim for a Breach relating to tax for which the New Partner shall not be entitled to make any claim against the Existing Partners unless written notice of such claim is given prior to the end of the period during which the relevant Dutch tax authorities are competent, according to the laws of the Netherlands, to impose an additional tax assessment ("navorderingsaanslag" or "naheffingsaanslag") concerning events, omissions, acts or behaviours that have taken place prior to the First Completion Date increased by a period of six months.

         4.12 Article 13.10 of the Share Purchase Agreement shall be amended to read in its entirety as follows:

                  13.10 The Existing Partners shall not owe Damages to the New Partner by virtue of this Article 13 or otherwise have obligations towards the New Partner if and to the extent that the Damages ensue from or are related to Stranded Costs.

         4.13 The first sentence of Article 13.11 of the Share Purchase Agreement shall be amended to read in its entirety as follows:

                  13.11 The amount of any award or Damages owed by the Existing Partners to the New Partner shall at the option of the Existing Partners be either paid directly to the New Partner or subtracted from the remaining unpaid amount, if any, of the Second Purchase Price and the Third Purchase Price owed by the New Partner to the Existing Partners.

         4.14 Article 13.12 shall be amended and restated in its entirety as follows:

                  13.12 Notwithstanding Article 13.13 above, the Province of Utrecht and the Municipality of Utrecht jointly ("niet hoofdelijk"), irrevocably and unconditionally guarantee to the New Partner as guarantor for Pegus prompt performance by Pegus of all its obligations under or in connection with the Share Purchase Agreement and such guarantee shall continue without limitation as to time or as to amount.

         4.15 Article 14 shall be amended and restated in its entirety as follows:

                  All Parties to this Agreement waive any rights to (partially) terminate, (partially) annul, (partially) rescind or request the (partial) rescission or (partial) dissolution of this Agreement.

         4.16 The New Partner shall undertake and procure that the member of the Management Board nor otherwise designated by the New Partner shall not be dismissed prior to 31 December 2002.

         ARTICLE 5 - MISCELLANEOUS

         5.1 Without prejudice to other provisions of the Partnership Agreement that are by their terms generally applicable, Articles 22, 24, 26, 27, 29, 31 through 36, 38 through 42 of the Partnership Agreement shall govern this Deed of Amendment.

         5.2 Except as provided for herein, the Partnership Documentation shall continue in full force and effect.

         5.3 Each of the Parties shall execute and deliver to the other Parties such other instruments and will take such other actions and execute and deliver such other documents or instruments as may be reasonably required in order to carry out, evidence and confirm the intended purposes of the Partnership Documentation provided that this shall not obligate any Party to waive any condition set forth in the Partnership Documentation.

         IN WITNESS WHEREOF this Deed of Amendment has been executed by the Parties hereto in ninefold on the date set out on page one

SIGNED by

/s/ N. KLIJN
---------------------------------------------
for and on behalf of Provincie Noord Holland
by:  [N. Klijn]

SIGNED by

/s/ G. TER HORST
---------------------------------------------
for and on behalf of Gemeente Amsterdam
By: [G. ter Horst]

SIGNED by

/s/ D.H. KOK
---------------------------------------------
for and on behalf of Provincie Utrecht
By: [D.H. Kok]

SIGNED by

/s/ H.H.W. KERNKAMP
---------------------------------------------
for and on behalf of Gemeente Utrecht
By: [H.H.W. Kernkamp]

SIGNED by

/s/ M. TEN KLOOSTER
---------------------------------------------
for and on behalf of N.V. Provinciaal en
Gemeentelijk Utrechts Stroomleveringsbedrijf
By: [M. ten Klooster]

SIGNED by


/s/ CHARLES M. OGLESBY
---------------------------------------------
for and on behalf of Reliant Energy Wholesale
Holdings (Europe) Inc.
By: Charles M. Oglesby

SIGNED by

/s/ CHARLES M. OGLESBY
---------------------------------------------
Reliant Energy Power Generation, Inc.
By: Charles M. Oglesby


SIGNED by

/s/ CHARLES M. OGLESBY
---------------------------------------------
Reliant Energy, Incorporated
By: Charles M. Oglesby


SIGNED by

/s/ P. KOPPEN DE NEVE
---------------------------------------------
for and on behalf of N.V. Energieproduktiebedrijf UNA
By: [P. Koppen de Neve]